EXHIBIT 99.1

NEWS RELEASE

Loncor Completes Regional Assessment of Ngayu Greenstone Belt and
Defines 13 Key Priority Targets for Follow-up

- Targets defined using BLEG (Bulk Leach Extractable Gold) Geochemical Surveys  and Aeromagnetic Analysis under Newmont Technical Services Agreement
- Target areas will become priority for ground follow up in 2012

Toronto, Canada – December 12, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: LN, NYSE AMEX:LON) is pleased to announce the results of the regional assessment of its Ngayu Gold Project, north eastern Democratic Republic of the Congo (the "DRC"). Results from this extensive survey program are positive and encouraging, leading to multiple targets for follow-up in 2012.

The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold)  surveys conducted during March and September 2011 as part of the technical services agreement (see Loncor's press release dated December 10, 2010) between Loncor and Newmont Mining Corporation of Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) ("Newmont"). In accordance with this agreement, Loncor is able to utilize advanced exploration assessment techniques developed by Newmont.

As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas.

The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. A second round of infill BLEG sampling was undertaken in September consisting of 185 samples at an average sample density of one sample per four square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis. The BLEG method has the competitive advantage of being able to rapidly and reliably assess large tracts of ground and is ideal for the Ngayu project with its 4,550 square kilometres of forested terrain.

“The manner in which this BLEG sample program was carried out – teams of geo-technicians long-lined by helicopter through the rain forest canopy to sample sites – significantly reduced the amount of time required for this type of extensive survey,” commented CEO, Peter Cowley. “Traditional on-the-ground sampling to cover this vast tract of land would have taken years in this type of terrain. We are very pleased that, at this early stage in our exploration program, we have identified key target areas and are in a position to move into more detailed examination.”

Interpretation of the airborne magnetic and radiometric datasets has enabled the main lithological units at Ngayu to be reliably mapped.  For example, delineation of the banded iron formation (BIF) units, important as chemical and physical traps for gold-bearing hydrothermal fluids, has confirmed the presence of approximately 140 km of prospective strike on the project area.  The extent of the basalt-dominated terrain which hosts the mineralization at Makapela, has also been accurately mapped using the radiometric data, and intrusives into the greenstones (which may have influenced the circulation and focus of mineralizing fluids) have been identified.  Structurally-favourable targets, including areas of folding and probable thrusting in the BIF, and early, deep-seated structures which may have acted as feeders for the mineralizing fluids, have also been interpreted.

From these results, six high priority targets (H1-H6) have been delineated together with seven medium priority targets (M1-M7) for follow up (see accompanying Figure 1).

The following summarises the selection rationale for these target areas:

Targets H1, H2, H3 and M1 in Imva Fold Area:  BIF occurs on the limbs of a WSW-ENE trending fold over a strike length of 25 km.  More complex zones of folding locally occur on the limbs of this regional structure, which together with the presence of strike-parallel faulting, form structurally favourable sites for gold mineralization.  Clusters of strong BLEG anomalies of up to 1,136 ppb Au are present (compared with background values of less than 3 ppb Au for the general area).  Artisanal alluvial/hardrock mining activity is also widespread in the Imva Fold area.

Targets H4 and M2 (Makapela Area): The BLEG data indicate the presence of  gold mineralization to the east and west of the Makapela prospect, in catchment areas independent of the Makapela mineralization.  Both targets are interpreted to be underlain by the basalt-dominated package with thin BIF units, which hosts the Makapela mineralization.  The Makapela area, including the eastern part of the Imva Fold, are transgressed by a north-south structural corridor which appears to be an early feature that has been the focus of granodioritic intrusives, and which probably also introduced mineralizing fluids.

Targets H5, M3 and M4 (Bole Bole Area): These areas of anomalous BLEG lie within a sequence of metasediments, tuffs and interbedded BIF, in a structurally favourable zone where the regional strike of the greenstone belt changes from NW-SE to NE-SW.

Target H6 (Anguluku Area): The area of anomalous BLEG data is underlain by BIF, and lies at the intersection of the NW-SE trending Yindi structure and E-W, strike-parallel faults.  The latter are possibly thrusts which formed due to compression of the Anguluku lithological sequence against a basement dome immediately to the north.  The BLEG data suggest that mineralization may have a greater strike extent than the 3 km indicated by artisanal mining in the area.

Targets M5 and M6 (Adumbi Trend):  The BLEG data in anomaly M6 suggest that the BIF-associated mineralization at Adumbi may extend onto Loncor’s property.  Target M5 is located 15 km along strike and may represent a NW extension of the Adumbi trend.

Groundwork aimed at defining drilling sites within the above target areas will commence in January 2012.  This will entail soil sampling (initially on lines 320 metres apart, with in-fill to 160 metres and 80 metres where warranted), geological mapping and rock chip sampling, regolith mapping (utilizing remote sensing techniques and Newmont’s in-house expertise), and trenching and/or mechanical augering of soil anomalies.  In addition, the programme provides for geophysical surveys to more closely define the location of potentially mineralized zones.  Decisions on the geophysical techniques to be employed will be made after results of physical property tests on lithological types have been received.

Commenting on the initial results of the Ngayu BLEG survey, Mr. Cowley said: "We are pleased with the results of this regional assessment of the entire Ngayu greenstone belt. By utilising the technical services agreement with Newmont and their proprietary exploration techniques, we have been able to rapidly assess the belt and have defined a number of priority targets which will be our future focus of attention next year together with our ongoing drilling program at Makapela.”

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 4,550 km2 that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 54 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Figures with Press Release:
Figure 1 – Priority Targets and BLEG anomalies

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President, (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, (416) 366-2221, Ext. 2802 or 1 (800) 714-7938

Figure 1 – Priority targets with BLEG anomalies